# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Montauk Renewables, Inc., CIK 0001826600
CUSIP: 61218C103
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 5313 CAMPBELLS RUN ROAD, SUITE 200, PITTSBURGH, Pennsylvania (PA), 15205
Date of event which requires filing of this statement: 11/21/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001852690

## Reporting persons
- Peresec Prime Brokers (Pty) Ltd: type of reporting person: other (OO); citizenship or place of organization: South Africa (T3); member of a group; sole voting power 35,878; aggregate amount beneficially owned 35,878

## Item 1. Issuer
Name of issuer: Montauk Renewables, Inc.
Address of issuer's principal executive offices: 5313 CAMPBELLS RUN ROAD, SUITE 200, PITTSBURGH, PENNSYLVANIA, 15205.

## Item 2. Person Filing
Name of person filing: Peresec Prime Brokers (Pty) Ltd
Address of principal business office or, if none, residence:
Katherine Towers
1 Park Lane
Wierda Valley
Johannesburg
South Africa
2196
Citizenship: South Africa

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: non-U.S. institution (FI)
Type of institution (non-U.S. institution) or other detail: Broker-Dealer

## Item 4. Ownership
Amount beneficially owned: 35936
Percent of class: 0.025%
Sole power to vote or to direct the vote: 35878

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to Qualified Institutional Investor is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

## Signatures
- Peresec Prime Brokers (Pty) Ltd: Eben Kolesky, Legal Consultant (11/24/2025)